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                              April 8, 2022

       Bryan C. Gunderson
       President and Chief Executive Officer
       Falcon Minerals Corporation
       609 Main Street, Suite 3950
       Houston, TX 77002

                                                        Re: Falcon Minerals
Corporation
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed March 25,
2022
                                                            File No. 001-38158

       Dear Mr. Gunderson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Shedule 14A Amendment No. 1

       Unaudited Pro Forma Condensed Consolidated Combined Financial Statements
       Note 2. Unaudited Pro Forma Condensed Consolidated Combined Balance
Sheet
       Transaction Adjustments, page 79

   1. We note from the disclosure related to pro forma adjustment B that the preliminary estimate of the
purchase price was based on the closing price of the Falcon Class A common Stock as of
March 9, 2022. We also note that the amended Preliminary Proxy
                                                        Statement was not filed
until March 25, 2022. In this regard, the most recent stock price at the time of filing
should be used to determine the fair value of common stock to be issued in a transaction not
yet consummated. Please update your disclosures accordingly in conjunction with your
next amendment.
 Bryan C. Gunderson
FirstName   LastNameBryan
Falcon Minerals  CorporationC. Gunderson
Comapany
April       NameFalcon Minerals Corporation
       8, 2022
April 28, 2022 Page 2
Page
FirstName LastName
2. Your response to prior comment 5 explains the process through which value is allocated to unproved oil and gas properties, but does not address the specific factors that underlie the preliminary purchase price allocated on a pro forma basis. Please revise your disclosure to explain why the amount allocated to Unproved oil and gas properties on a pro forma basis was deemed to be appropriate, with detail regarding specific considerations from the process described in your prior response. Background of the Merger, page 127

3. We note your response to prior comment 11 and the revised disclosures that Desert Peak's proposal on November 11, 2021 were based on publicly available information for
         Falcon   s business and Desert Peak   s internal projections for
Desert Peak   s business.
         Please tell us whether the Desert Peak projections were shared with Falcon. If these projections were considered by Falcon's Board in recommending the transaction, please describe them in your filing.
The Merger
Certain Unaudited Forecasted Financial Information, page 154

4. We note your response and the revised disclosure provided in response to prior comment
         16. Please provide more detailed information explaining your basis for the changes in net production for Falcon and Desert Peak (e.g., the nature of the underlying reserves and the circumstances that support the forecasted growth in production along with other relevant underlying factors determined by management).
Kimmeridge Mineral Fund, LP
Notes to Consolidated Financial Statements
Note 15 Supplemental Oil and Gas Information (Unaudited)
Analysis of Changes in Proved Reserves, page F-29

5. We have read your response to comment 25 and note that your disclosure revisions do not fully address all of the sources of new reserves added as extensions and discoveries during the year. Please revise your disclosure to identify and quantify the net reserves added from the conversion of non-proved resources and separately the net reserves added as new proved undeveloped reserves for each of the years presented. This comment also applies to the explanation of the changes in total proved reserves due to extensions and discoveries for Rock Ridge Royalty Company LLC on page F-46 and Source Acquisition on page F-64.
General

6. We note that additional solicitation materials were filed on March 10, 2022 where you disclose that pending the merger, the combined company anticipates paying a quarterly dividend of at least 65% of discretionary cash flow, defined as Adjusted EBITDA less interest expense and cash taxes. The company expects approximately 70% of the
 Bryan C. Gunderson
Falcon Minerals Corporation
April 8, 2022
Page 3
      combined company distributions paid in 2022 will generally constitute non-taxable reductions of tax basis. Please expand your disclosures to include details regarding this dividend policy and clarify whether your new dividend policy is provided in a written policy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727, or John Hodgin,
Petroleum Engineer, at 202-551-3699 on engineering matters. Please contact Jennifer O'Brien,
Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-
3311 if you have questions regarding comments on the financial statements and related matters.
Please contact Anuja A. Majmudar, Staff Attorney, at 202-551-3844, or Loan Lauren Nguyen,
Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameBryan C. Gunderson
                                                            Division of
Corporation Finance
Comapany NameFalcon Minerals Corporation
                                                            Office of Energy &
Transportation
April 8, 2022 Page 3
cc:       Nick S. Dhesi
FirstName LastName